UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Arc Logistics Partners LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

03879N 101

(CUSIP Number)

Steven C. Schnitzer

725 Fifth Avenue, 19th Floor

New York, NY 10022

(212) 993-1290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 03879N 101

1.	Names Of Reporting Person: Lightfoot Capital Partners, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,214,881
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,214,881
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,881
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 19,477,021 common units outstanding as of November 18, 2016.

CUSIP No. 03879N 101

1.	Names Of Reporting Person: Lightfoot Capital Partners GP LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,214,881
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,214,881
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,881
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 19,477,021 common units outstanding as of November 18, 2016.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to common units representing limited partner interests (the “Common Units”) of Arc Logistics Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at 725 Fifth Avenue, 19th Floor, New York, NY 10022.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed jointly by Lightfoot Capital Partners, LP, a Delaware limited partnership (“LCP LP”), and Lightfoot Capital Partners GP LLC, a Delaware limited liability company and the general partner of LCP LP (“LCP GP” and, together with LCP LP, the “Reporting Persons”).

(b) The business address for each Reporting Person is 725 Fifth Avenue, 19th Floor, New York, NY 10022.

(c) LCP LP is a private investment vehicle that focuses on investing directly in master limited partnership-qualifying businesses and assets.

LCP GP is the general partner of LCP LP. LCP GP owns 100% of the limited liability company interests in Arc Logistics GP LLC, the general partner of the Issuer (the “General Partner”). Information with respect to the managers and Series A Members of LCP GP, including, as applicable, name, principal business, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, citizenship and state or other place of organization, is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

(d), (e) During the last five years, none of the Reporting Persons nor, to the knowledge of LCP GP, any manager or Series A Member of LCP GP, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer’s initial public offering, and pursuant to the Contribution Agreement dated October 25, 2013 by and among the Issuer, the General Partner, LCP LP, Center Terminal Company-Cleveland, Gulf Coast Asphalt Company, L.L.C., Arc Terminals GP LLC (“Arc Terminals GP”), Arc Terminals LP (“Arc Terminals”), Arc Terminals Holdings LLC and Arc Terminals Mississippi Holdings LLC, LCP LP contributed all of its limited partner interests in Arc Terminals and all of its limited liability company interests in Arc Terminals GP to the Issuer in exchange for 68,617 Common Units and 5,146,264 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer.

On November 16, 2016, the Subordinated Units converted into Common Units on a one-for-one basis upon the satisfaction of certain tests set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

Item 4.	Purpose of Transaction

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes. LCP GP owns a 100% limited liability company interest in the General Partner.

(a) The Reporting Persons and the managers and Series A Members of LCP GP intend to review their investment in the Issuer, if any, on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons and the managers and Series A Members of LCP GP, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j) The Reporting Persons and the managers and Series A Members of LCP GP have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item 4 of the Schedule 13D. The Reporting Persons and the managers and Series A Members of LCP GP may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based on 19,477,021 Common Units outstanding as of November 18, 2016.

Lightfoot Capital Partners, LP

(a) Aggregate amount beneficially owned:	5,214,881
Percentage beneficially owned:	26.8%
(b) Number of units to which the Reporting Person has:

i. Sole voting power	5,214,881
ii. Shared voting power	0
iii. Sole dispositive power	5,214,881
iv. Shared dispositive power	0

Lightfoot Capital Partners GP LLC

(a) Aggregate amount beneficially owned:	5,214,881
Percentage beneficially owned:	26.8%
(b) Number of units to which the Reporting Person has:

i. Sole voting power	5,214,881
ii. Shared voting power	0
iii. Sole dispositive power	5,214,881
iv. Shared dispositive power	0

Management and control of LCP LP is vested in its general partner, LCP GP, which is in turn managed and controlled by its board of managers consisting of Jonathan Cohen, Vincent T. Cubbage, Eric Scheyer, Joshua Tarnow, Daniel Castagnola and Alec Litowitz and its Series A Members consisting of Vincent T. Cubbage, MCP Lightfoot Investment LLC, Atlas Lightfoot, LLC, LB GPS Lightfoot L.L.C. and EFS LF Holdings, LLC. LCP GP may therefore be deemed to beneficially own Common Units owned directly by LCP LP. Certain of the managers and Series A Members of LCP GP own equity interests in the Issuer.

(c) On November 17, 2016, Vincent T. Cubbage acquired 56,250 Common Units upon settlement of phantom units subject to performance-based vesting that were awarded under the Issuer’s Long-Term Incentive Plan. Except as set forth in this Schedule 13D, the Reporting Persons and the managers and Series A Members of LCP GP have not effected any transactions in the class of securities described herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated November 18, 2016, by and between the Reporting Persons has been executed. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

On November 12, 2013, in connection with the closing of the Issuer’s initial public offering, the Issuer amended and restated its Agreement of Limited Partnership. The Partnership Agreement describes the terms and rights of the Common Units, including with respect to voting and cash distributions. The foregoing description of the Partnership Agreement is qualified in its entirety by reference to the full text of the Partnership Agreement, which is listed as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement

99.2	First Amended and Restated Agreement of Limited Partnership of Arc Logistics Partners LP, dated November 12, 2013, by and among Arc Logistics GP LLC, Lightfoot Capital Partners, LP and Lightfoot Capital Partners GP LLC (incorporated herein by reference to Exhibit 3.1 of Arc Logistics Partners LP’s Current Report on Form 8-K filed on November 12, 2013 (SEC File No. 001-36168)).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: November 18, 2016

LIGHTFOOT CAPITAL PARTNERS, LP

By:	Lightfoot Capital Partners GP LLC,
its general partner

By:	/s/ Steven C. Schnitzer
Name: Steven C. Schnitzer
Title: Senior Vice President, General Counsel and Secretary

LIGHTFOOT CAPITAL PARTNERS GP LLC

By:	/s/ Steven C. Schnitzer
Name: Steven C. Schnitzer
Title: Senior Vice President, General Counsel and Secretary